FORM N-18F-1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

T. ROWE PRICE INFLATION PROTECTED BOND FUND, INC.

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 26th day of November, 2002.

T. ROWE PRICE INFLATION PROTECTED

BOND FUND, INC.

/s/James S. Riepe

By:_____________________________________

James S. Riepe, Chairman of the Board

Attest:

/s/Patricia B. Lippert

_______________________

Patricia B. Lippert

Secretary